Exhibit T3A-6

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

CASE SERVICES, INC.

ARTICLE ONE

These Amended and Restated Articles of Incorporation (the “Restated Articles”) amend and restate in their entirety the original Articles of Incorporation of Case Services, Inc. (the “Corporation”), which were filed with the Secretary of State of the State of Texas on January 20, 1988 and which were amended by Articles of Amendment to the Articles of Incorporation filed with the Secretary of State of the State of Texas on June 29, 2000. These Amended and Restated Articles of Incorporation have been duly adopted in accordance with the applicable provisions of Articles 4.04 and 4.07 of the Texas Business Corporation Act (the “TBCA”).

ARTICLE TWO

Each amendment effected by these Restated Articles has been effected in conformity with the provisions of Article 4.01 et. seq. of the TBCA.

ARTICLE THREE

The amendments contained in these Restated Articles were adopted by the sole shareholder of the Corporation on January 28, 2005 and have been approved in the manner required by the TBCA and the constituent documents of the Corporation. There are 1,000 shares outstanding and entitled to vote on such amendments, and all of such shares voted for, and none of such shares voted against, such amendments.

ARTICLE FOUR

The Articles of Incorporation of the Corporation are hereby amended by these Restated Articles by deleting one provision, altering seven provisions and adding four provisions. The provision that has been deleted is former Article VIII, which sets forth the name and address of the incorporator of the Corporation, such deletion made in accordance with Article 4.07.C(2) of the TBCA. The provisions that are altered are: (i) Article One, the name of the Corporation; (ii) Article Two, the language providing for duration of the Corporation; (iii) Article Three, the language providing for the purpose of the Corporation; (iv) Article Four, concerning the capitalization of the Corporation, which reduces the number of shares that the Corporation is authorized to issue, establishes a par value of $.01 per share of capital stock, and eliminates the two classes of common stock, Class A and Class B, and the provisions regarding voting rights, dividend rights, liquidation rights, rights to share in earnings and any other rights pertinent thereto; (v) Article Five, the language providing for initial consideration for issuance of the Corporation’s shares; (vi) Article Six, which is replaced in its entirety by a new Article providing for denial of preemptive rights; and (vii) Article Seven, which is replaced in its entirety by a new Article providing for denial of cumulative voting. The provisions that have been added are: (i) Article Eight, regarding the registered office and registered agent of the Corporation; (ii) Article Nine, regarding the number, names and addresses of the directors of the Corporation; (iii) Article Ten, regarding indemnification of the Corporation’s directors; and (iv) Article Eleven, regarding action taken by written consent of the shareholders.

ARTICLE FIVE

The Restated Articles accurately copy the articles of incorporation of the Corporation and all amendments thereto that are in effect to date and as further amended by the Restated Articles, and the Restated Articles contain no other change in any provisions thereof.

ARTICLE SIX

The text of the Restated Articles, which restate the entire articles of incorporation of the Corporation, as amended and supplemented by all certificates of amendment previously issued by the Secretary of State of Texas and as further amended by these Restated Articles, is as follows:

“ARTICLE ONE

The name of the corporation is Case Services, Inc.

ARTICLE TWO

The period of the corporation’s duration is perpetual.

ARTICLE THREE

The purpose for which the corporation is organized is to engage in any lawful business for which corporations may be organized under the laws of the State of Texas.

ARTICLE FOUR

The corporation shall have authority to issue One Thousand (1,000) shares of capital stock consisting of One Thousand (1,000) shares of Common Stock, $.01 par value per share.

ARTICLE FIVE

The corporation will not commence business until it has received for the issuance of its shares consideration of the value of One Thousand Dollars ($1,000.00), consisting of money, labor done or property actually received.

ARTICLE SIX

No shareholder shall be entitled as a matter of right to any preemptive or preferential right to subscribe for, purchase, or receive additional unissued or treasury shares of any class of the corporation, whether now or later authorized, or any notes, bonds, debentures, warrants, options or other securities convertible into or entitling the holder to purchase shares. Such additional shares, notes, bonds, debentures, warrants, options or other securities convertible into or entitling the holder to purchase shares may be issued or disposed of as the Board of Directors in its absolute discretion deems advisable.

ARTICLE SEVEN

At each election of directors of the corporation, each shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, only the number of shares owned by him or her for as many persons as there are directors to be elected, and no shareholder shall ever have the right or be permitted to cumulate his or her votes on any basis, any and all rights of cumulative voting being hereby expressly denied.

ARTICLE EIGHT

The address of the registered office of the corporation is 1021 Main Street, Suite 1150, Houston, Texas 77002 and the name of its registered agent at such address is CT Corporation System.

ARTICLE NINE

The number of directors constituting the Board of Directors is two (2), and the name and address of each person who is to serve as a director until the first annual meeting of the shareholders or until his successor is elected and qualified are:

NAME	ADDRESS
Burt M. Martin	515 Post Oak Blvd., Suite 600
Houston, Texas 77027

E. Lee Colley, III	515 Post Oak Blvd., Suite 600
Houston, Texas 77027

The number of directors of the corporation set forth above shall constitute the authorized number of directors until changed by amendment to the bylaws of the corporation or by resolution of the Board of Directors.

ARTICLE TEN

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any act or omission in his or her capacity as a director, except to the extent otherwise expressly provided by a statute of the State of Texas. Any repeal or modification of this Article shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of the repeal or modification.

ARTICLE ELEVEN

Any action required by the Texas Business Corporation Act to be taken at any annual or special meeting of shareholders, or any action that may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.”

IN WITNESS WHEREOF, these Amended and Restated Articles of Incorporation, which amend and restate the provisions of the Articles of Incorporation of Case Services, Inc., have been signed by Burt M. Martin, its Senior Vice President and Secretary, this 28th day of January, 2005.

By:	/s/ Burt M. Martin
Name:	Burt M. Martin
Title:	Senior Vice President and Secretary